

ITC Limited

Registered Office :
Virginia House
37, J. L. Nehru Road, Kolkata-700071 India
Telephone : 91 33 22889371
Fax : 91 33 22881256/2256/2259/2260

22nd October, 2008

08-03470

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001



08005578

SUPPL

The Secretary
The National Stock Exchange of
India Limited
Exchange Plaza, Bandra-Kurla
Complex, Bandra (E)
Mumbai - 400 051

Dear Sirs,

In terms of the Listing Agreement, please find enclosed a Certificate dated 21st October, 2008 from M/s. Vinod Kothari & Co., practising Company Secretaries, in respect of issuance/delivery of Share Certificates lodged with the Company for transfer, sub-division, consolidation, renewal etc. during the half year ended 30th September, 2008.

Yours faithfully,
ITC Limited

(Arun Bose)
Deputy Secretary

Encl : As above.

PROCESSED

OCT 27 2008

THOMSON REUTERS



ITC Limited

Registered Office :
Virginia House
37, J. L. Nehru Road, Kolkata-700071 India
Telephone : 91 33 22889371
Fax : 91 33 22881256/2256/2259/2260

Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Shop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

Society de la Bouse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg

Company secretaries

1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017 • India
Phone/fax : 91-33-22811276/22817715/22813742
e-mail : *vinod@vinodkothari.com*

TO WHOMSOEVER IT MAY CONCERN

I/We have examined all relevant Books, Registers, Forms, Documents and papers of **ITC Limited** for the purpose of issuing this certificate under sub-clause (c) of clause 47 of the Listing Agreement with the Stock Exchanges and hereby certify that the Company has dispatched, during the half year ended 30th September, 2008:

(a) All certificates of shares within one month from the date of lodgement of valid and complete transfer documents unless the Company has been precluded from doing so by an order of a competent authority or a notice issued by the transferor/investor.

(b) All certificates of shares issued on sub-division, consolidation, renewal and exchange of certificates within one month from the date of lodgement of the same with the Company.

Place: Kolkata
Date: 21/10/2008

Signature

(Vinod Kumar Kothari)
Vinod Kothari & Company
Company Secretaries

ACS NO.4718
COP NO.1391

END